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February 14, 2017

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Mr. Hugh West, U.S. Securities and Exchange Commission

Re:	Henderson Group plc
Amendment No. 1 to the Draft Registration Statement on Form F-4
Submitted January 20, 2017
CIK No. 0001274173

Dear Mr. West:

On behalf of our client, Henderson Group plc (“Henderson” or the “Company”), we have submitted confidentially today a revised draft of the Company’s Registration Statement on Form F-4 (“Amendment No. 2”) to the Company’s draft registration statement on Form F-4 (the “Draft Registration Statement”), which was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on EDGAR on November 23, 2016. Amendment No. 2 is marked to show changes from the amendment to the Draft Registration Statement confidentially submitted to the Commission on January 20, 2017 (“Amendment No. 1”).

The changes reflected in Amendment No. 2 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of February 3, 2017 (the “Comment Letter”). Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein. Henderson has included, where relevant, responses and other changes forwarded to it by counsel to, and/or representatives of, Janus Capital Group Inc. (“Janus”), regarding the Comment Letter.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2.

* * * *

Prospectus Cover Page

1.                  We note the revised disclosure in the Q&A and Summary in response to comment 2 and restate the comment. Please revise your letter to shareholders, which is your prospectus cover page, to disclose the share prices, the implied value of the share consideration and the total merger consideration as of the date immediately before the merger was announced, as well as for a recent date. Also disclose the maximum number of shares you expect to issue. Refer to Item 1 of Form F-4 and Item 501(b) of Regulation S-K.

In response to the Staff’s comment the Company has revised the disclosure on the first page of the letter to stockholders.

Janus Henderson Amended Memorandum and Articles of Association, page 30

2.                  You disclose that it is a condition to the closing of the merger that Henderson shareholders approve the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles. It appears that the Amended Memorandum and Amended Articles, among other things and if adopted, simultaneously impact the combined company’s capitalization through the share consolidation, remove preemptive rights and shareholders’ ability to approve share issuances. Pursuant to Exchange Act Rule 14a-4(a)(3) and the guidance provided under Compliance and Disclosure Interpretation Question 201.01 (Regarding Unbundling in the M&A Context), the Janus shareholders should be provided an opportunity to express their views separately on the material provisions of the Amended Memorandum and Amended Articles establishing their substantive rights as shareholders. Please revise the disclosure accordingly, including the Janus’ proxy card. Otherwise, please provide us with a detailed legal analysis as to why you would not be required to do so.

In response to the Staff’s comment the Company has revised the disclosure throughout the prospectus to provide Janus shareholder approval, on a non-binding, advisory basis, of material changes to the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles.

The Merger

Background of the Merger, page 86

3.                   We note the new disclosure in response to comment 11 and restate the comment in part to disclose specifically how the exchange ratio and ownership split was determined. For example only, please describe how the exchange ratio was determined in addition to basing it primarily on the average of the daily volume weighted average price and describe specifically how the price and ownership split was influenced by, for example:

•             the trading relationship of Janus and Henderson shares over time,

•             the relative business prospects of the parties, and

•             any premium to be reflected in the exchange ratio.

In response to the Staff’s comment the Company has revised the disclosure on page 97 of Amendment No. 2.

4.                  Please also expand the third paragraph on page 94 regarding the agreed methodology based on the daily volume weighted average price to illustrate how that methodology translated into the exchange ratio, ownership split and merger consideration.

In response to the Staff’s comment the Company has revised the disclosure on page 97 of Amendment No. 2.

Henderson Management Forecast, page 106

5.                    We note the new disclosure in response to comment 15 of illustrative summary projections for 2016 and 2020. If projections were provided for the intervening years 2017-2019, please revise to disclose what they were. Also, please revise to remove any limitation on reliance regarding the projections. We note the language here and on page 114 that the projections are “not being included in this proxy statement/prospectus to influence your decision whether to vote for the Janus merger proposal.”

In response to the Staff’s comment the Company has revised the disclosure on page 113 of Amendment No. 2 to add the Henderson projections for years 2017-2019.

The Company respectfully submits that the identified disclosure is appropriate. The Henderson Management Forecasts have been included to reflect information that had been submitted to the Janus board at the time the Janus board voted in favor of the merger. The Company however believes the Henderson Management Forecasts will no longer represent an accurate reflection of its future prospective financial performance at the time this proxy statement/prospectus will be distributed. This is in part due to the passage of time between preparation of the forecasts and publication of the proxy statement/prospectus and intervening macroeconomic, and political events, and changes in exchange rates and their effect on the broader economy and the asset management industry, as well as on Janus and Henderson. The Company also respectfully notes that under the rules of the UK Listing Authority, pursuant to which Henderson must prepare a shareholder circular for its shareholders, Henderson is required to state that its management forecast no longer remains valid if management believes the forecast no longer remains valid. The Company has added disclosure to reflect this position on page 112 of Amendment No. 2 to conform the disclosure in the F-4 to disclosure being included in the shareholder circular being used in the U.K.as required by regulation in the U.K.

Interests of Henderson Directors and Executive Officers in the Merger,

Henderson Severance and Retention Programs, page 125

6.                  If any executive officers or directors of Henderson are expected to receive any severance and retention payments, please ensure to disclose those payments on an individual basis. For guidance, please refer to Item 18(a)(5) of Form F-4.

In response to the Staff’s comment the Company respectfully submits the following. Item 18(a)(5) of Form F-4 requires disclosure, for both the registrant and the company being acquired, of interests of certain persons in the matters to be acted upon, in accordance with Item 5 of Schedule 14A. Item 5 of Schedule 14A establishes separate disclosure requirements depending on whether the solicitation is made by the registrant or another party.

If the solicitation is made by the registrant, the registrant must include disclosure in accordance with the Item 5 for each person who has been a director or executive officer of the registrant at any time since the beginning of the last fiscal year. If the solicitation is made otherwise than on behalf of the registrant, the registrant must include disclosure for participants in the solicitation in accordance with paragraphs (a)(iii), (iv), (v) and (vi) of Instruction 3 to Item 4 of Schedule 14A, each nominee for election as a director of the registrant and each associate of any of the foregoing persons.

The Company respectfully submits that Item 18(a)(5) of Form F-4 pursuant to Item 5 of Schedule 14A does not require disclosure with respect to severance or retention arrangements with the Company’s executive officers. The Company respectfully submits that it has entered into no severance or retention arrangements with directors that require individual disclosure under Item 18(a)(5) of Form F-4 pursuant to Item 5 of Schedule 14A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Henderson, page 181

Management Fees, page 202

7.                  We note your response to comment 20 indicating your intent to disclose weighted average management fee rates on an annual basis only because quarterly changes are unlikely to highlight long-term trends. To the extent that there is a known material change to your average management fee rates during a quarterly period, please confirm you will disclose that fact in your interim disclosures (here within MD&A) and in your future amendments and filings. Refer to Item 303(a)(3) of Regulation S-K for guidance.

In response to the Staff’s comment the Company confirms that if it experiences a material change in average management fee rates during an interim period it will disclose that fact in the MD&A of its interim financial reports as well as in future amendments to the Draft Registration Statement.

Performance Fees, page 203

8.                  We note your response to comment 21 and your revised disclosure on page 204 providing performance fee information by product type. Please revise to disclose additional quantitative information by product type, including the rate of return achieved, rate of return achieved by the related benchmark, and the high water mark or range of high water marks.

In response to the Staff’s comment the Company proposes to supplement the discussion of performance fees in its MD&A with the line item “AUM with an uncrystallised performance fee (including at HWM) at period end vesting in the following year ($billions)” and has revised the disclosure on page 209 of Amendment No. 2.

The Company respectfully submits that disclosing weighted average fund and benchmark rate of return, and high water marks for the relevant funds for each product range will not provide investors with clarity on how performance fees have been calculated or an ability to build up an expectation of future performance fees.  This is because performance fees are typically calculated at the share class (for pooled funds) or fund (for Segregated mandates) level, and averaging the various components of the calculation can provide a misleading overall summary.  This is a particular issue where the performance fee methodologies differ within fund ranges (for example between the Company’s absolute return SICAVs and Horizon SICAVs), and for Segregated Mandates and Investment Trusts where most funds have bespoke performance fee calculations.

As an example, in a scenario where a product range consisted of three funds;

• Two small (in AUM terms) funds outperformed and generated a performance fee; and

• One large fund significantly underperformed.

The overall weighted average performance figures would imply underperformance (and thus nil performance fees), but this would be inconsistent with the actual outcome based on the fund level calculation.

The proposed disclosure (i.e. AUM with an uncrystallised performance fee at period end) provides more relevant information in that it is based on the underlying share class or fund level calculation, and summarizes how much of the performance fee eligible AUM at period end is above the respective high water marks, allowing investors to form a view about the future, based upon that point in time.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 266

(b) Preliminary purchase consideration and allocation, page 272

9.         We continue to evaluate your response to comment 26 and may have further comments.

The Company acknowledges the Staff’s comment.

Audited Consolidated Financial Statements of Henderson, page F-1 Consolidated Statement of Changes in Equity, page F-6

10.           We note your response to comment 28 indicating that the movement in stock-based compensation plan expense line item is comprised of both compensation costs related to equity classified stock-based compensation plans and the exercise of options, as well as your intent to rename the line item to “other movements in stock-based compensation plans.” Please revise to disaggregate and present these two components on separate lines and ensure your description clearly reflects the nature of the activity.

The Company acknowledges the Staff’s comment and will amend the disclosure in its 2016 financial statements as requested.

11.           We note your response to comment 28 stating that the stock-based compensation plan adjustments are recognized against retained earnings because these financial statements will also be used to satisfy Jersey law requirements and your current articles of association disallow application to APIC. Please address the following:

•             Tell us the situations in which your articles of association and Jersey law requirements would allow an adjustment to be made to APIC rather than retained earnings. In this regard, clearly identify those situations where you would be prohibited from making an adjustment to APIC.

•             Explain whether your current presentation of recognizing the adjustments against retained earnings impacts any of your regulatory, covenant or dividend requirements, and consider expanding your disclosures accordingly.

•             Explain how you account for situations under U.S. GAAP that require adjustments to APIC; however, your articles of association and Jersey law would prohibit such accounting treatment. In this regard, tell us if your financial statements include any other such transactions (i.e. similar to the accounting treatment for movements in stock-based compensation plan expense).

The Company intends to seek an amendment to its articles of association that would allow the Company’s directors to recognize capital type adjustments such as those related to stock-based compensation plans in APIC and be in accordance with Jersey law requirements. This amendment will be proposed at the Company’s Annual General Meeting on April 26, 2017. The change in treatment can only be adopted once shareholders have approved this amendment.  Therefore, the Company will include the following disclosure in its 2016 financial statements.

“The Group has included in retained earnings $xxm of costs, $xxx of proceeds from stock-based compensation plans and $xx from vesting of stock-based compensation plans, as the Group’s articles of association do not allow the Group to recognize these items in APIC.”

The Company’s current treatment does not impact any regulatory, covenant or dividend requirements.

There are no other transactions included in the Company’s financial statements that require adjustment to APIC which are prohibited.

Note 2 — Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-14

12.           We note your response to comment 29. In future filings, please revise your revenue recognition policy to clarify that there are no performance fee contracts where revenue can be reversed or clawed back.

In response to the Staff’s comment the Company will include the following disclosure in its 2016 financial statements:

“Performance fees for all fund ranges and segregated clients are recognized under Method 1, i.e. on crystallization and are therefore accounted for when the prescribed performance hurdles are achieved and it is probable that a fee will be collected as a result. There are no performance fee contracts where revenue can be reversed or clawed back. There are no cumulative revenues recognized that would be reversed if all of the existing investments became worthless.”

Note 4 — Consolidation, page F-19

13.           We note your response to comment 30 stating that your early adoption of ASU 2015-02 at January 1, 2014 did not constitute a change in accounting principle. Given your adoption date as of January 1, 2014 and that you do present equity balances as of December 31, 2013 on page F-6, please clarify which consolidation policy (i.e. in accordance with ASU 2015-02 vs. principles preceding ASU 2015-02) was applied in preparing your US GAAP balance sheet and equity balances at December 31, 2013 and revise your disclosures to clarify accordingly.

In response to the Staff’s comment the Company will disclose the opening equity balances as of January 1, 2014 in its 2016 financial statements

***

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 230-4681 or send me an e-mail (Paul.Tropp@freshfields.com).

Sincerely,

/s/ Paul D. Tropp
Paul D. Tropp

cc:

Jessica Livingston

Era Anagnosti

Robert Klein

(Securities and Exchange Commission)

Jacqui Irvine

(Henderson Group plc)

David W. Grawemeyer

(Janus Capital Group Inc.)

Peter D. Lyons

Matthew F. Herman

(Freshfields Bruckhaus Deringer US LLP)

Ralph Arditi

David C. Hepp

(Skadden, Arps, Slate, Meagher & Flom LLP)